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April 21, 1999

VIA EDGAR
Securities and Exchange Commission
Washington, D.C.  20549



RE:  FORM 8-A FILED FEBRUARY 22, 1999 FOR NETOBJECTS, INC.

Ladies and Gentlemen,

     This letter is in regards to a Form 8-A filed with the Securities and Exchange Commission on February 22, 1999 for NetObjects, Inc. Our registration statement on Form S-1 has not yet been declared effective, and therefore, we kindly request that the Form 8-A be withdrawn prior to its automatic effectiveness. A new Form 8-A will be filed concurrently with the next amendment to our Form S-1 registration statement. Thank you for your time and consideration.

Sincerely,

NetObjects, Inc.



/s/ RUSSELL F. SURMANEK
-------------------------------------
Russell F. Surmanek,
Executive Vice President, Finance and Operations
 and Chief Financial Officer